Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 23, 2021, is made and entered into by and among PropertyGuru Group Limited, a Cayman Islands exempted company (“PubCo”), Bridgetown 2 LLC, a Cayman Islands limited liability company (the “Sponsor”), the undersigned parties listed on the signature page hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”), solely for the purposes of Section 5.10, Bridgetown 2 Holdings Limited, a Cayman Islands exempted company (the “Acquiror”), and solely for the purposes of Section 5.10, PropertyGuru Pte. Ltd. (Company Registration Number: 200615063H), a Singapore private company limited by shares (the “Company”).

WHEREAS, pursuant to the terms of that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of the date hereof, by and among PubCo, the Company, the Acquiror and B2 PubCo Amalgamation Sub Pte. Ltd. (Company Registration Number: 202125330M), a Singapore private company limited by shares and a wholly owned subsidiary of PubCo (“Amalgamation Sub”), among other matters, (i) the Acquiror will merge with and into PubCo, with PubCo continuing as the surviving entity (the consummation of such Merger, the “Merger Closing”), and (ii) the Company will amalgamate with Amalgamation Sub, with the Company continuing as the surviving entity (the consummation of such Amalgamation, the “Amalgamation Closing”);

WHEREAS, at the Merger Closing, (i) all of the outstanding shares of the Acquiror will automatically be cancelled and cease to exist in exchange for the right to receive newly issued PubCo Shares (as defined below), and (ii) all Private Placement Warrants (as defined below) will automatically be assumed by PubCo and adjusted to become PubCo Merger Warrants (as defined below);

WHEREAS, at the Amalgamation Closing, (i) all of the outstanding shares of the Company will automatically be cancelled and cease to exist in exchange for the right to receive newly issued PubCo Shares, (ii) all Company Warrants (as defined below) will be novated and assumed by PubCo and adjusted to become PubCo Amalgamation Warrants, and (iii) all other outstanding options and rights to acquire shares in the Company will automatically be assumed by PubCo and converted into analogous rights to acquire PubCo Shares;

WHEREAS, the Acquiror, the Sponsor and each of the other “Holders” as defined therein entered into that certain Registration Rights Agreement dated as of January 25, 2021 (the “Prior Acquiror Agreement”), and the Company and certain of its existing shareholders are parties to that certain Subscription and Shareholders’ Agreement relating to the Company dated as of May 30, 2015, as supplemented, amended and restated through September 7, 2020, which is anticipated to be terminated and restated substantially in the form of the Panama Shareholders’ Agreement (as applicable, the “Prior Company Agreement”); and

WHEREAS, (i) the parties to the Prior Acquiror Agreement desire to terminate the same to provide for the terms and conditions set forth in this Agreement, and (ii) the parties to the Prior Company Agreement desire to terminate the same to provide for the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Acquiror” shall have the meaning given in the Preamble.

“Agreement” shall have the meaning given in the Preamble.

“Amalgamation Closing” shall have the meaning given in the Recitals hereto.

“Block Trade” shall have the meaning given in subsection 2.9.1.

“Board” shall mean the Board of Directors of PubCo.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean a day on which commercial banks are open for business in New York, the Cayman Islands and the Republic of Singapore, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals hereto.

“Company Warrants” shall mean all warrants exercisable for shares of the Company immediately prior to the consummation of the Amalgamation Closing, and which shall be assumed by PubCo and modified in order to constitute PubCo Amalgamation Warrants in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

“Demanding Holder” shall have the meaning given in Section 2.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall mean such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Commission.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3” shall mean such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the Commission that permits forward incorporation of substantial information by reference to other documents filed by PubCo with the Commission.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.3.

“Holders” shall have the meaning given in the Preamble.

“Lock-Up Agreement” shall mean, as applicable, the agreements and undertakings of the Holders set forth in Section 4 of that certain Company Support Agreement dated as of the date hereof, by and among the Company, the Acquiror, PubCo and the other parties listed in Schedule A thereto, and Section 4 of that certain Sponsor Support Agreement dated as of the date hereof, by and among the Company, the Acquiror, PubCo and Sponsor, in each case pursuant to which a Holder has agreed (subject to certain exceptions) not to transfer the Registrable Securities held by such Holder for a certain period of time after the Amalgamation Closing.

“Maximum Number of Securities” shall mean, as to a given Underwritten Offering, the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering, in the reasonable determination of the managing Underwriter(s), without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering.

“Merger Closing” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.2.1.

“Panama Shareholders’ Agreement” shall have the meaning given in the Business Combination Agreement.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period under the applicable Lock-Up Agreement, and to any transferee thereafter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in subsection 2.8.1.

“PIPE Securities” shall mean those securities issued pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” shall mean the agreements, dated as of the date hereof, entered into by and among PubCo, the Acquiror and the other parties thereto, pursuant to which such other parties will subscribe for PubCo Shares, prior to the Amalgamation Closing.

“Prior Acquiror Agreement” shall have the meaning given in the Recitals hereto.

“Prior Company Agreement” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants” shall mean the warrants exercisable for shares of the Acquiror issued pursuant to that certain Private Placement Warrants Purchase Agreement, dated January 25, 2021, between the Acquiror and the Sponsor.

“Pro Rata” shall mean, with respect to a given Registration, offering or Transfer of Registrable Securities pursuant to this Agreement, pro rata based on (A) the number of Registrable Securities that each Holder, as applicable, has requested or proposed to be included in such Registration, offering or Transfer and (B) the aggregate number of Registrable Securities that all Holders have requested or proposed to be included in such Registration, offering or Transfer.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“PubCo” shall have the meaning given in the Preamble.

“PubCo Amalgamation Warrants” shall mean the warrants to acquire PubCo Shares issued to holders of Company Warrants in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

“PubCo Merger Warrants” shall mean the warrants to acquire PubCo Shares issued to holders of Private Placement Warrants and Working Capital Warrants in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

“PubCo Shares” shall mean PubCo’s ordinary shares, of US$ 0.0001 par value per share.

“PubCo Warrants” shall mean PubCo Amalgamation Warrants and PubCo Merger Warrants.

“Registrable Securities” shall mean:

(A)    any outstanding PubCo Shares or PubCo Warrants that are held by a Holder as of immediately following the Amalgamation Closing;

(B)    any PubCo Shares that may be acquired by a Holder upon the exercise of a PubCo Warrant (or any other option or right to acquire PubCo Shares) that is held by a Holder as of immediately following the Amalgamation Closing; and

(C)    any other equity security of PubCo issued or issuable with respect to any securities referenced in clauses (A) or (B) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

provided, however, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Underwritten Takedown, effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the PubCo Shares are then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for PubCo;

(E)    reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration;

(F)    PubCo’s roadshow and travel expenses, if any;

(G)    the fees and expenses of any special experts retained by PubCo in connection with such Registration;

(H)    PubCo’s internal expenses (including, without limitation, all salaries and expenses of PubCo’s and its subsidiaries’ officers and employees and all overhead costs of PubCo and its subsidiaries);

(I)    reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Underwritten Takedown; and

(J)    all other expenses of Registration,

in each case, other than Underwriters’ commissions and any related transfer taxes attributable to the sale of Registrable Securities by a Holder in an Underwritten Takedown.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form F-4, Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” shall have the meaning given in Section 2.5.

“SEC Guidance” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf, as the case may be.

“Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Significant Holder” shall mean Epsilon Asia Holdings II Pte. Ltd., TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC (in its capacity as general partner of TPG Asia VI Digs 1 L.P.), REA Asia Holding Co. Pty Ltd, and any other Holder of PubCo Shares representing 10% or more of the then outstanding number of PubCo Shares, but excluding the Sponsor.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Party” means the (A) Sponsor; and (B) (i) any Person to whom Sponsor Transfers Registrable Securities in accordance with the terms of any forward purchase agreement or similar arrangements in existence as of the date of this Agreement (the material terms of which have been disclosed to the Company or its counsel); and (ii) any Person to whom Sponsor has transferred Class B shares in the capital of Acquiror or Private Placement Warrants prior to the date of this Agreement.

“Subsequent Shelf” shall have the meaning given in subsection 2.3.2.

“Sponsor Specific Rights” shall have the meaning in subsection 5.2.3.

“Takedown Demand” shall have the meaning given in subsection 2.4.1.

“Takedown Threshold” shall have the meaning given in Section 2.4.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Takedown” shall mean an Underwritten Offering of Registrable Securities pursuant to the Shelf, as amended or supplemented.

“Working Capital Warrants” shall mean the warrants exercisable for shares of the Acquiror issued to the Sponsor on conversion of up to US$ 1,500,000 of working capital loans, pursuant to that certain Warrant Agreement, dated as of January 25, 2021, by and between the Acquiror and the Sponsor.

ARTICLE 2

REGISTRATIONS

2.1    Resale Shelf Registration.

2.1.1    PubCo shall use its reasonable best efforts to (a) file within 30 days following the Amalgamation Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) covering the resale of all the Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis and (b) keep such Form F-1 Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as a Form F-3 Shelf is declared effective pursuant to Section 2.1.3.

2.1.2    Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.1.3    Following the filing of a Form F-1 Shelf, PubCo shall use reasonable efforts to convert and/or file, and to cause to become effective, the Form F-1 Shelf (and each Subsequent Shelf) to a Shelf Registration on Form F-3 (the “Form F-3 Shelf”) as soon as practicable, and in any event within 45 days, after PubCo is eligible to use Form F-3.

2.2    Rule 415 Cutback.

2.2.1    Notwithstanding the registration obligations set forth in Section 2.1, in the event the Commission informs PubCo that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, PubCo agrees to promptly (a) inform each of the Holders and use its reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (b) withdraw the Shelf Registration and file a new Registration Statement (a “New Registration Statement”), on Form F-3, or if Form F-3 is not then available to PubCo for such Registration Statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, PubCo shall use its reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including the Manual of Publicly Available Telephone Interpretations D.29.

2.2.2    Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that PubCo used reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities and subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders, (a) PubCo shall prioritize the Registration of all of the PIPE Securities on such Registration Statement, and (b) if all of the PIPE Securities (but not all of the Registrable Securities) may be registered on such Registration Statement, any remaining number of Registrable Securities permitted to be registered on such Registration Statement as a secondary offering shall be allocated Pro Rata among the other Holders.

2.2.3    If PubCo amends the Shelf Registration or files a New Registration Statement, as the case may be, under this Section 2.2, PubCo shall use its reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities (a) that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement and (b) are no longer restricted by any Lock-Up Agreement.

2.3    Maintenance, Amendment, Supplement and Subsequent Shelf.

2.3.1    PubCo shall use reasonable efforts to maintain each Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission from time to time such amendments and supplements to the Shelf as may be necessary to keep the Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities.

2.3.2    If a Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, PubCo shall, subject to Section 3.4, use reasonable efforts to as promptly as is reasonably practicable (a) cause such Shelf to again become effective under the Securities Act (including using reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), (b) amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf, or (c) prepare and file an additional Registration Statement for a Shelf Registration (a “Subsequent Shelf”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.3.3    If a Subsequent Shelf is filed pursuant to Section 2.3.2, PubCo shall use reasonable efforts to (a) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof, and (b) keep such Subsequent Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that PubCo is eligible to use such form, and shall be an automatic shelf registration statement as defined in Rule 405 promulgated under the Securities Act if PubCo is a well-known seasoned issuer as defined in Rule 405 promulgated under the Securities Act at the most recent applicable eligibility determination date.

2.4    Demand for Underwritten Takedown. Subject to the Lock-Up Agreements and to the provisions of this Section 2.4 and Sections 2.5 and 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, either (x) the Holders of at least 20% of the then-outstanding number of Registrable Securities, (y) the Sponsor (acting on behalf of the Sponsor Parties), who shall not be permitted to demand more than three (3) Underwritten Takedowns pursuant to this Section 2.4(y), or (z) a Significant Holder, each of which individually shall be permitted to demand only one (1) Underwritten Takedown pursuant to this Section 2.4(z) (in each case, the “Demanding Holders”) may request to sell all or a portion of their Registrable Securities in an Underwritten Takedown in accordance with this Section 2.4; provided that, PubCo shall only be obligated to effect an Underwritten Takedown if such Underwritten Offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, either (x) US$ 15,000,000 or (y) where the Demanding Holder is a Significant Holder or the Sponsor (acting on behalf of the Sponsor Parties), all remaining Registrable Securities held by such Demanding Holder (the “Takedown Threshold”).

2.4.1    Takedown Demand Notice. All requests for an Underwritten Takedowns shall be made by giving written notice to PubCo, which notice shall specify the number of Registrable Securities proposed to be sold in the Underwritten Takedown (such written notice, a “Takedown Demand”).

2.4.2    Underwriters. The majority-in-interest of the Demanding Holders initiating an Underwritten Takedown shall have the right to select the Underwriter(s) for such Underwritten Offering (which shall consist of one or more nationally recognized investment banks). PubCo shall not be required to include any Holder’s Registrable Securities in such Underwritten Takedown unless such Holder accepts the terms of the underwriting as agreed between PubCo and its Underwriter(s) in customary form and enters into and complies with an underwriting agreement with such Underwriter(s) in customary form (after having considered and taken reasonable account of comments of a single U.S. counsel for the Holders which are selling in the Underwritten Takedown). Notwithstanding anything to the contrary in this Agreement, PubCo may effect any Underwritten Takedown pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.

2.4.3    Number and Frequency of Underwritten Takedowns. Notwithstanding anything to the contrary in this Section 2.4, under no circumstances shall PubCo be obligated to effect (a) more than an aggregate of two (2) Underwritten Takedowns within the first year following the Amalgamation Closing, (b) for the period commencing one year after the Amalgamation Closing, more than one (1) Underwritten Takedown within any three-month period, (c) more than three (3) Underwritten Takedowns where the Sponsor (acting on behalf of the Sponsor Parties) is a Demanding Holder or (d) more than one (1) Underwritten Takedown where a given Significant Holder is the Demanding Holder under Section 2.4(z).

2.5    Reduction of Underwritten Takedown. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to a Takedown Demand advises PubCo and the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (such Demanding Holders and other requesting Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Shares or other equity securities that PubCo desires to sell and the PubCo Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the Maximum Number of Securities, then PubCo shall include in such Underwritten Offering:

2.5.1    first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among the Demanding Holders and Requesting Holders if the Registrable Securities desired to be sold by such Holders in the aggregate would exceed the Maximum Number of Securities);

2.5.2    second, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsection 2.5.1, the PubCo Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

2.5.3    third, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsections 2.5.1 and 2.5.2, any PubCo Shares or other equity securities of other persons or entities that PubCo is obligated to register pursuant to any separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.6    Effective Registration. Notwithstanding any other provision in this Agreement, a Registration will not count as an Underwritten Takedown until the Registration Statement filed with the Commission with respect to such Underwritten Takedown has been declared effective and PubCo has complied with all of its obligations under this Agreement with respect to such Underwritten Takedown; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to such Underwritten Takedown is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority in interest of the Demanding Holders, thereafter elects to continue the offering; provided, further, that PubCo shall not be obligated to file a second Registration Statement until the Registration Statement that has been previously filed with respect to such Demand Registration becomes effective or is subsequently terminated.

2.7    Withdrawal of Underwritten Takedown.

2.7.1    Prior to the filing of the applicable preliminary or “red herring” Prospectus used for marketing an Underwritten Takedown, a majority-in-interest of the relevant Demanding Holders shall have the right to withdraw from such Underwritten Takedown for any or no reason whatsoever upon written notification to PubCo, each other Demanding Holder and Requesting Holder, and the applicable Underwriter(s).

2.7.2    Following the receipt of any notice of withdrawal pursuant to subsection 2.7.1, the other Demanding Holders and Requesting Holders, provided they collectively qualify as Demanding Holders pursuant to clauses (x), (y) or (z) of Section 2.4 and the Takedown Threshold would still be satisfied, may elect to continue with the Underwritten Offering and such continued Takedown Demand shall count as a Takedown Demand of the continuing Demanding Holders for purposes of subsection 2.4.3 and not of the withdrawing Demanding Holders.

2.7.3    If following a request under subsection 2.7.1 an Underwritten Takedown is withdrawn and not continued pursuant to subsection 2.7.2, then the withdrawn Takedown Demand shall count as an Underwritten Takedown for purposes of subsection 2.4.3 (unless one or more of the Demanding Holders reimburse PubCo for all Registration Expenses with respect to such Underwritten Takedown, in which case it shall not count as an Underwritten Takedown).

2.8	Piggyback Registration.

2.8.1    Piggyback Rights. Subject to subsection 2.9.3, if PubCo or any Holder proposes to conduct a registered offering of, or if PubCo proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of PubCo (or by PubCo and by the shareholders of PubCo, including an Underwritten Takedown pursuant to Section 2.4), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of PubCo, (d) for a dividend reinvestment plan or (e) for a rights offering, then PubCo shall give written notice of such proposed filing or offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement, or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable preliminary “red herring” Prospectus or prospectus supplement used for marketing such offering, which notice shall (x) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to subsection 2.8.2, PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.8.1 to be included in such Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into and comply with an underwriting agreement in customary form with the Underwriter(s) duly selected for such Underwritten Offering.

2.8.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the PubCo Shares or other equity securities that PubCo desires to sell, taken together with (x) the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.8 hereof, and (z) the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of PubCo, exceeds the Maximum Number of Securities, then:

(a)    If the Registration or registered offering is undertaken for PubCo’s account, PubCo shall include in any such Registration or registered offering:

(i)    first, the PubCo Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities;

(ii)    second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.8.1 that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among such Holders if the Registrable Securities desired to be sold by such Holders in the aggregate, when combined with those desired to be sold by PubCo, would exceed the Maximum Number of Securities); and

(iii)    third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; and

(b)    If the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Registration or registered offering:

(i)    first, the PubCo Shares or other equity securities, if any, of such demanding persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities;

(ii)    second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the PubCo Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities;

(iii)    third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.8.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and

(iv)    fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the PubCo Shares or other equity securities for the account of other persons or entities that PubCo is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

(c)    If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.4, then PubCo shall include in any such Registration or registered offering securities pursuant to Section 2.5.

2.8.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or in the case of a Shelf Registration, prior to the filing of the applicable preliminary or “red herring” Prospectus used for marketing of the relevant offering or takedown thereunder. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (excluding a Piggyback Registration by Holder(s) in connection with an Underwritten Takedown under Sections 2.1 to 2.6) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.8.3.

2.9	Block Trades.

2.9.1    Notwithstanding the foregoing (but subject to Section 3.4), at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) US$15,000,000 or (y) where the Demanding Holder is a Significant Holder or the Sponsor (acting on behalf of the Sponsor Parties), all remaining Registrable Securities held by such Demanding Holder, then such Demanding Holder shall notify PubCo and any Significant Holders and Sponsor of the Block Trade at least five (5) Business Days prior to the day such offering is to commence and PubCo shall as expeditiously as possible use reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use reasonable efforts to work with PubCo and any Underwriters prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade.

2.9.2    Prior to the filing of the applicable “red herring” Prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to withdraw upon written notification to PubCo and the Underwriter or Underwriters (if any). Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this Section 2.9.2.

2.9.3    Only Significant Holders or Sponsor (acting on behalf of the Sponsor Parties) may exercise Piggyback Registration rights in connection with a Block Trade; with respect to other Holders, Section 2.8 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement. Notwithstanding the time periods provided for in Section 2.8, in a Significant Holder’s or Sponsor’s (acting on behalf of the Sponsor Parties) exercise of Piggyback Registration rights in connection with a Block Trade, PubCo and the Demanding Holder shall not be obligated to include such Significant Holder’s or Sponsor’s (acting on behalf of the Sponsor Parties) Registrable Securities in such Block Trade unless requested to do so in writing within the Business Day immediately following the date on which notice of the Block Trade is given pursuant to subsection 2.9.1.

2.9.4    The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.9.5    Holders in the aggregate may demand no more than one (1) Block Trade pursuant to this Section 2.9 in any three (3) month period, and no more than three (3) Block Trades pursuant to this Section 2.9 within the first twelve (12) months following the Amalgamation Closing. For the avoidance of doubt, any Block Trade pursuant to this Section 2.9 shall not be counted as an Underwritten Takedown for purposes of subsection 2.4.3.

2.10    Market Stand-Off Agreement. PubCo and each Holder given an opportunity to participate in an Underwritten Offering of equity securities of PubCo pursuant to the terms of this Agreement agrees that it shall not Transfer any PubCo Shares or other equity securities of PubCo (other than those included in such offering pursuant to this Agreement), without the prior written consent of the managing Underwriters, during the 90-day period beginning on the date of pricing of such offering. PubCo and each Holder agrees to execute a customary lock-up agreement in favor of the relevant Underwriters to such effect (in the case of a Holder, in each case on substantially the same terms and conditions as all such Holders).

ARTICLE 3

PUBCO PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Underwritten Takedown, PubCo shall use reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use reasonable efforts to cause such Registration Statement to become effective and remain effective until such time as there are no longer any Registrable Securities;

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement, or in the case of an Underwritten Takedown where the Sponsor (acting on behalf of the Sponsor Parties) is a Demanding Holder, the Sponsor (acting on behalf of the Sponsor Parties), or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4    prior to any public offering of Registrable Securities, use reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6    provide a transfer agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly, and in no event later than one Business Day, after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly take all actions reasonably required to prevent the entry of any stop order or to obtain its withdrawal if such stop order should be entered;

3.1.8    at least five (5) Business Days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein) and thereafter, take reasonable account of comments of counsel to such seller;

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to promptly correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10    permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense (other than with respect to Registration Expenses), in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative, or Underwriters enter into a confidentiality agreement, in customary form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;

3.1.11    obtain a “comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    in the event of an Underwritten Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain (a) an opinion, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the participating Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority-in-interest of the participating Holders, and (b) a negative assurance (“10b-5”) letter, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such 10b-5 letter is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such 10b-5 letters;

3.1.13    in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15    with respect to an Underwritten Offering pursuant to Section 2.4, use reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that each Holder shall bear any Underwriters’ commissions and any related transfer taxes attributable to the sale of such Holder’s Registrable Securities in connection with any Underwritten Takedown.

3.3    Requirements for Participation in Underwritten Offerings. Each Holder shall provide such information as may reasonably be required by PubCo, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Article 2 and in connection with PubCo’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide such information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of reputable external counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering for equity securities of PubCo pursuant to a Registration initiated by PubCo hereunder unless such person:

3.3.1    agrees to sell such person’s securities on the basis provided in any customary underwriting arrangements approved by PubCo (after having considered and taken reasonable account of comments of a single U.S. counsel for the Holders which are selling in the Underwritten Offering); and

3.3.2    completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of the other Registrable Securities to be included in such Registration.

3.4    Suspension of Sales; Adverse Disclosure. Notwithstanding any provision of this Agreement to the contrary, upon written notice to the Holders, PubCo shall have the right to defer any registration of Registrable Securities hereunder or suspend the disposition of Registrable Securities pursuant to an existing Registration Statement covering such Registrable Securities for such period as may be applicable, in each case if PubCo determines, in the good faith judgment of the Board of Directors of PubCo (as certified to the Holders in a certificate signed by the Chairman of the Board), that it would be materially detrimental to PubCo and its shareholders for such registration of Registrable Securities to be effected or for a party to dispose of Registrable Securities pursuant to an existing Registration Statement at such time; provided, however, that PubCo shall not have the right to exercise the right set forth in this Section 3.4 more than twice or for more than 60 consecutive days or more than a total of 120 days in any 12-month period hereunder.

3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval system shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PubCo Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE 4

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification by PubCo. To the extent permitted by law, PubCo agrees to indemnify and hold harmless each Holder of Registrable Securities, its officers, employees, directors, affiliates, partners, members, attorneys and agents, and each person, if any, who controls such Holder (within the meaning of the Securities Act) (each, a “Holder Indemnified Party”), from and against all losses, judgments, claims, damages, liabilities and expenses (including without limitation reasonable outside attorneys’ fees), whether joint or several, arising out of or that are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, or arising out of or that are based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by PubCo of the Securities Act or any rule or regulation promulgated thereunder applicable to PubCo and relating to action or inaction required of PubCo in connection with any such registration, PubCo shall promptly reimburse the Holder Indemnified Party for any reasonable expenses properly incurred by such Holder Indemnified Party in connection with investigating and defending any proceeding or action to which this Section 4.1 applies (including the reasonable fees and disbursements of legal counsel), loss, judgment, claim, damage, liability or action, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder Indemnified Party.

4.2    Information Provided by Holders. To the extent permitted by law, each Holder shall indemnify and hold harmless PubCo, its officers, employees, directors, affiliates, partners, members, attorneys and agents and each person, if any, who controls PubCo (within the meaning of the Securities Act) from and against all losses, judgements, claims, damages, liabilities and expenses (including without limitation reasonable outside attorneys’ fees), whether joint or several, arising out of or that are based upon any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission was made in reliance upon and in conformity with information furnished in writing by such Holder to PubCo expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint or joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PubCo.

4.3    Indemnification Process.

4.3.1    Any person entitled to indemnification herein shall:

(a)    give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party); and

(b)    permit an indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party.

4.3.2    If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed).

4.3.3    The indemnified party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the indemnifying party) to represent the indemnified party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the indemnified party against the indemnifying party, with the reasonably incurred fees and expenses of such counsel to be paid by such indemnifying party if the indemnified party and the indemnifying party are named as defendants and, based upon the written opinion of counsel of such indemnified party, representation of both the indemnified party and the indemnifying party by the same counsel would be inappropriate due to actual or potential differing interests between them.

4.3.4    No indemnifying party shall, without the prior written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement of any claim or pending or threatened proceeding in respect of which the indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party which (i) cannot be settled in all respects by the payment of money (and if any such money is required to be paid under such judgment or settlement it shall be so paid by the indemnifying party pursuant to the terms of such judgment or settlement), or (ii) settlement includes a statement or admission of fault or culpability on the part of an indemnified party or (iii) settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to each indemnified party of a release from all liability in respect to such claim or litigation.

4.3.5    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.4    Contribution. If the indemnification provided under Sections 4.1, 4.2, and 4.3 from the indemnifying party is judicially determined to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any indemnifying party and any indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or omitted to be made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that the liability of any Holder under this subsection 4.4 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability, and no Holder shall have any liability for contribution to the extent that such Holder would not have been liable for indemnification pursuant to this Agreement. The amount paid or payable by an indemnified party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1, 4.2 and 4.3 above, legal or other fees, charges or out-of-pocket expenses reasonably incurred by such indemnified party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.4 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.4 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5

MISCELLANEOUS

5.1    Notices. All general notices, demands or other communications required or permitted to be given or made hereunder (“Notices”) shall be in writing and delivered personally or sent by courier or sent by electronic mail to the intended recipient thereof. Any such Notice shall be deemed to have been duly served (a) if given personally or sent by local courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; or (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt). Any notice or communication under this Agreement must be addressed, if to PubCo, to: PropertyGuru Group Limited, Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, Attention: Hari V. Krishnan and Joe Dische (email: hari@propertyguru.com and joe@propertyguru.com, with a copy to legal@propertyguru.com), and if to any Holder, at such Holder’s address or contact information as set forth under such Holder’s signature to this Agreement or to such Holder’s address as found in PubCo’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1. Any Holder not desiring to receive Notices at any time and from time to time may so notify the other parties, who shall thereafter not make, give or deliver any Notice to such Holder until duly notified otherwise (or until the expiry of any period specified in such Holder’s notice).

5.2    Assignment; No Third Party Beneficiaries; Exercise of Sponsor Rights.

5.2.1    This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2    Prior to the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and conditions of this Agreement. After the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, the Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer, and such person agrees to be bound by the terms and conditions of this Agreement.

5.2.3    Where a reference is made to Sponsor exercising any right with respect to, or acting on behalf of the Sponsor Parties, the Sponsor shall have the right to exercise the rights of the Sponsor with respect to any or all Registrable Securities held by any or all of the Sponsor Parties and any threshold applicable to the exercise of such rights shall be deemed to include all such Registrable Securities held by any of the Sponsor Parties which are the subject to the relevant demand, exercise of rights or other action. Notwithstanding the provisions of Section 5.2.2, the rights set forth in this Agreement as rights of “the Sponsor (acting on behalf of the Sponsor Parties)”, including under Sections 2.4, 2.9 and 3.1 (the “Sponsor Specific Rights”) shall only be exercisable by the Sponsor (acting on behalf of the Sponsor Parties and for and with respect to any Registrable Securities of any of the Sponsor Parties) and not by any other Sponsor Party unless and until Sponsor no longer holds any Registrable Securities, following which time the Sponsor Party holding the largest number of Registrable Securities at any given time shall be deemed to have been assigned the Sponsor Specific Rights as “Sponsor” and such Sponsor Party shall be the sole Sponsor Party with the power to exercise the Sponsor Specific Rights as “Sponsor” for and on behalf of any then remaining Sponsor Parties, and the provisions of this sentence shall also apply subsequently if any such Sponsor Party ceases to hold Registrable Securities.

5.2.4    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.5    This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.6    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in the form attached as an Exhibit hereto (an “Addendum Agreement”), to be bound by the terms and conditions of this Agreement. Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void. The execution of an Addendum Agreement by the parties thereto shall constitute a permitted amendment of this Agreement notwithstanding the provisions of Section 5.8.

5.3    Counterparts. This Agreement may be executed in multiple counterparts (including by electronic means), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4    Governing Law; Venue. Each party expressly agrees that this Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the applicable of laws of another jurisdiction. Any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court, waives any obligation it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of any cause of action may be heard and determined only in any such court, and agrees not to bring any cause of action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.4. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.5    Severability. The invalidity or unenforceability of any specific provision of this Agreement shall not invalidate or render unenforceable any of its other provisions. Any provision of this Agreement held invalid or unenforceable shall be deemed reformed, if practicable, to the extent necessary to render it valid and enforceable and to the extent permitted by law and consistent with the intent of the parties to this Agreement.

5.6    Entire Agreement. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings among the parties with respect to the subject matter hereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

5.7    Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive; (b) words in the singular include the plural, and in the plural include the singular; (c) the words “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified; (d) the term “including” is not limiting and means “including without limitation”; (e) whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms; (f) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications or supplements thereto; and (g) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.    The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

5.8    Amendments and Modifications. Upon the written consent of PubCo and the Holders of at least a majority of the Registrable Securities at the time in question and the Sponsor, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the prior written consent of the Holder so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.9    Other Registration Rights. PubCo represents and warrants that no person, other than (a) a Holder of Registrable Securities, or (b) a holder of PIPE Securities, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. The Holders hereby acknowledge that PubCo has granted resale registration rights to holders of PIPE Securities in the PIPE Subscription Agreements. As of the Amalgamation Closing there will not be any registration rights related to securities of PubCo other than under this Agreement and the PIPE Subscription Agreements.

5.10    Termination of Prior Agreements and Effectiveness of this Agreement.

5.10.1    Each of the Acquiror, the Sponsor and the “Holders” (as defined in the Prior Acquiror Agreement) hereby agrees that the Prior Acquiror Agreement shall terminate as of the Merger Closing, and thereafter shall be of no further force and effect.

5.10.2    Each of the Acquiror, the Company and the Holders who are party to the Prior Company Agreement acknowledge and agree that the Prior Company Agreement shall be terminated, with effect from the Amalgamation Closing, pursuant to the Company Holders Support Agreement.

5.10.3    This Agreement shall take effect as of and from the Amalgamation Closing; provided, that if the Business Combination Agreement is terminated prior to the Amalgamation Closing, this Agreement shall not become effective and shall be deemed void. The rights and obligations of [REA Asia Holding Co. Pty Ltd] pursuant to this Agreement shall take effect from, and are subject to and conditioned upon, the completion of Project Panama.

5.10.4    With effect from the Merger Closing, each party to this Agreement hereby irrevocably waives and agrees not to exercise or enforce any rights it may have in respect of the registration of Registrable Securities pursuant to any other agreement including, without limitation, any PIPE Subscription Agreement.

5.11    Term. This Agreement shall terminate, with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. Notwithstanding the foregoing, the provisions of Section 3.2, Section 3.5 and Section 4 shall survive any termination.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PROPERTYGURU GROUP LIMITED

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Director

Address for Notices:

PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY-1104

BRIDGETOWN 2 LLC

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Manager

Address for Notices:

c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong

BRIDGETOWN 2 HOLDINGS LIMITED

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Director

Address for Notices:

c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong

PROPERTYGURU PTE. LTD.

By:	/s/ Hari Vembakkam Krishnan
Name:	Hari Vembakkam Krishnan
Title:	Chief Executive Officer and Managing Director

Address for Notices:

1 Paya Lebar Link #12-01 to #12-04 Paya Lebar Quarter Singapore 408533

EPSILON ASIA HOLDINGS II PTE. LTD.

By:	/s/ Adam John Hyland
Name:	Adam John Hyland
Title:	Director

Address for Notices:

8 Marina View #33-04 Asia Square Tower 1 Singapore 018960

Attention: General Counsel Facsimile No.: +65 6922 5801 E-mail Address: N.A.

TPG ASIA VI SF PTE. LTD.

By:	/s/ David Tan
Name:	David Tan
Title:	Director

Address for Notices:

83 Clemenceau Avenue #11-01 UE Square Singapore 239920

Attention: Mr Nicholas Kay Facsimile No.: +65 6390 5001 E-mail Address: tpglegaldepartment@tpg.com

TPG ASIA VI SPV GP LLC (in its capacity as general partner of TPG Asia VI Digs 1 L.P.)

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

Address for Notices:

c/o TPG Global LLC 301 Commerce Street Suite 3300, Fort Worth, TX 76102 United States of America

Attention: Office of General Counsel Facsimile No.: +1 (817) 871 4001 E-mail Address: tpglegaldepartment@tpg.com

REA ASIA HOLDING CO. PTY LTD

By:	/s/ Janelle Suzanne Hopkins
Name:	Janelle Suzanne Hopkins
Title:	Director

Address for Notices:

511 Church Street, Richmond VIC 3121 Australia

Attn: Tamara Kayser, General Counsel Email: legalteam@realestate.com.au and tamara.kayser@rea-group.com

Daniel Wong

/s/ Daniel Wong

Address for Notices:

[REDACTED]

John R. Hass

/s/ John R. Hass

Address for Notices:

[REDACTED]

Samuel Altman

/s/ Samuel Altman

Address for Notices:

[REDACTED]

Steven Teichman

/s/ Steven Teichman

Address for Notices:

[REDACTED]

In Joon Hwang

/s/ In Joon Hwang

Address for Notices:

[REDACTED]

FWD FUJI LIFE INSURANCE COMPANY LIMITED
By:	/s/ Keiji Katsuragawa
Name:	Keiji Katsuragawa
Title:	Head of Investment Division

Address for Notices:
Nihonbashi-Honcho Nichome Building
2-2-5, Nihonbashi-Honcho, Chuo-ku
Tokyo 103-0023, Japan

FWD LIFE INSURANCE PUBLIC COMPANY LIMITED
By:	/s/ David Korunic
Name:	David Korunic
Title:	Authorized director

By:	/s/ Apirak Chitranondh
Name:	Apirak Chitranondh
Title:	Authorized director

Address for Notices: 14th, 16th, 26-29th Floor, Sindhorn Building Tower III, No. 130-132 Wireless Road, Lumpini Sub-District, Pathumwan District, Bangkok, Thailand 10330

EXHIBIT

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on             , 20    , by the undersigned (the “New Holder”) pursuant to the terms of that certain Registration Rights Agreement dated as of [            ], 2021 (the “Agreement”), by and among PropertyGuru Group Limited, a Cayman Islands exempted company (“PubCo”), Bridgetown 2 LLC, a Cayman Islands limited liability company, certain parties identified as Holders therein, and, solely for the purposes of Section 5.10, Bridgetown 2 Holdings Limited, a Cayman Islands exempted company, and solely for the purposes of Section 5.10, PropertyGuru Pte. Ltd., a Singapore private company limited by shares, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1.    Acknowledgment. New Holder acknowledges that New Holder is acquiring certain Registrable Securities (as defined in the Agreement) as a transferee of such Registrable Securities from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered a “Holder” and a holder of Registrable Securities for all purposes under the Agreement.

2.    Agreement. New Holder hereby (a) agrees that the Registrable Securities shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3.    Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	PropertyGuru Group Limited

By:	By:

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.